Global X Funds
600 Lexington Avenue, 20th Fl
New York, NY 10022

October 2, 2019
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Raymond Be, Esq.

Re:	Global X Funds
File Nos. 333-151713, 811-22209

Dear Mr. Be:

On behalf of Global X Funds (the “Registrant” or the “Trust”), and its series, the Global X Cybersecurity ETF (the “Fund”), included in Post-Effective Amendment No. 580 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 26, 2019, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to the comments. The responses will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.
Prospectus

1.	Comment: Please provide the SEC staff with a copy of the index methodology and list of expected constituents for the Fund’s Underlying Index.
Response: A copy of the index methodology and expected Underlying Index constituent list has been provided to the SEC staff under separate cover.

2.	Comment: Please include an additional investment policy noting that the Fund will invest at least 80% of its net assets in Cybersecurity Companies.
Response: The following investment policy has been inserted into the “Principal Investment Strategies” section of the Prospectus:

U.S. Securities and Exchange Commission
Attention: Raymond Be
October 2, 2019

The Fund will also invest, under normal circumstances, at least 80% of its net assets, plus borrowings for investments purposes (if any), in Cybersecurity Companies (as defined below), and in ADRs and GDRs based on such securities.

3.
Comment: We note that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. See ADI 2019 – 08 – Improving Principal Risk Disclosure. For example, we note that the “Risks Related to Investing in Cybersecurity Companies” appears as the 27th risk factor. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized.

Response: Registrant acknowledges the Staff’s views on alternative approaches in disclosure presentation, however, after consideration of the issues, Registrant believes its approach is consistent with and sufficiently responsive to the requirements of Form N-1A at present. Registrant respectfully declines to make the requested change at this time but will undertake to reconsider this issue at the time of the annual update of the Registration Statement.

4.
Comment: Comment on whether the Fund will have exposure to a particular geographic region and, if such exposure is material, consider updating the “Principal Investment Strategies” section to disclose this exposure.

Response: While exposure to a particular geographic region is not specifically discussed in the “Principal Investment Strategies” section, countries eligible for inclusion in the Underlying Index are disclosed. To the extent that the anticipated exposure to a particular country is material, risk disclosure relating to that country is included in the “Summary of Principal Risks” section. As such, Registrant believes that its disclosure is appropriate.

5.	Comment: Please discuss why “Management Risk” disclosed in the “Summary of Principal Risks” section of the Prospectus is applicable to the Fund, which uses a “passive” or indexing approach.
Response: Registrant will revise the “Management Risk” as noted below:
Management Risk: The Fund may not fully replicate its Underlying Index and may hold securities not included in its Underlying Index. Therefore, the Fund is subject to management risk. That is, the Adviser’s investment strategy, the implementation of which is subject to a number of constraints, ~~is subject to the risk that the Adviser’s investment management strategy~~ may cause the Fund to underperform the market or its relevant benchmark or adversely affect the ability of the Fund to achieve its investment objective.

U.S. Securities and Exchange Commission
Attention: Raymond Be
October 2, 2019

6.
Comment: Further discuss, and provide additional disclosure as appropriate, the types of securities that generate the “Valuation Risk” described in the “Summary of Principal Risks” section of the Prospectus.

Response: Registrant will revise the “Valuation Risk” as noted below
Valuation Risk: The sales price the Fund could receive for a security may differ from the Fund’s valuation of the security and may differ from the value used by the Underlying Index, particularly for securities that trade in low value or volatile markets or that are valued using a fair value methodology (such as during trading halts). The value of the securities in the Fund's portfolio may change on days when shareholders will not be able to purchase or sell the Fund's Shares.
Please do not hesitate to contact me at 646-716-3239 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Lisa Whittaker

Lisa Whittaker
General Counsel
Global X Management Company LLC

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